Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Calendar Year Ended December 31, 2013	For the Fiscal Years Ended November 30,				For the One Month Ended December 31, 2012
		2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	3,944	3,753	3,511	1,269	2,121	274
Losses from unconsolidated investees	18	12	5	4	3	1
Total earnings	3,962	3,765	3,516	1,273	2,124	275
Fixed charges:(1)
Total interest expense	1,146	1,331	1,485	1,583	1,251	103
Interest factor in rents	5	6	5	5	5	1
Total fixed charges	1,151	1,337	1,490	1,588	1,256	104
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	1,146	1,331	1,485	1,583	1,251	103
Interest factor in rents	5	6	5	5	5	1
Preferred stock requirements	60	—	—	39	73	—
Total combined fixed charges and preferred stock requirements	1,211	1,337	1,490	1,627	1,329	104
Earnings from continuing operations before income tax expense and fixed charges	5,113	5,102	5,006	2,861	3,380	379
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	5,173	5,102	5,006	2,900	3,453	379

Ratio of earnings to fixed charges	4.4	3.8	3.4	1.8	2.7	3.6
Ratio of earnings to combined fixed charges and preference dividends	4.3	3.8	3.4	1.8	2.6	3.6

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.